UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

LONGBOARD PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54300N103
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
66 Hudson Boulevard East
New York, New York 10001
(212) 733-2323

Copy to:

DLA Piper LLP (US)
650 South Exeter Street, Suite 1100
Baltimore, MD 21202
(410) 580-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 54300N103	Page 2 of 5

1.	NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON CO

CUSIP NO: 54300N103	Page 3 of 5

1.	NAMES OF REPORTING PERSONS Arena Pharmaceuticals, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON CO

CUSIP NO: 54300N103	Page 4 of 5

Item. 1.        Security and Issuer
This Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 21, 2022, as amended by Amendment No. 1 filed on March 27, 2023 and Amendment No. 2 filed on January 10, 2024 (collectively, the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Longboard Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). On January 25, 2024, Arena Pharmaceuticals, Inc. (“Arena” and together with Pfizer Inc. the “Reporting Persons”) sold all 3,978,540 shares of Common Stock directly held at a price of $24.25 per share before fees and no longer holds any shares of the Issuer. As a result of the sale, on January 25, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.
Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Statement. Capitalized terms used but not otherwise defined in this Amendment No. 3 shall have the meanings ascribed to them in the Statement.

Item 5.	Interest in Securities of the Issuer

The following amends and restates the information set forth in the first paragraph of Item 5 of the Statement, captioned “(a)—(b)” in its entirety.
(a)—(b)    As of the date of the Statement, as amended by Amendment No. 3, the Reporting Persons holds nil shares of Common Stock, representing 0.00% of the outstanding shares of Common Stock.
The following amends and restates the information set forth in the fourth paragraph of Item 5 of the Statement, captioned “(c)” in its entirety.
(c) On January 25, 2024, Arena sold all 3,978,540 shares of Common Stock directly held at a price of $24.25 per share before fees and no longer holds any shares of the Issuer.
(e) On January 25, 2024, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares. The filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

CUSIP NO: 54300N103	Page 5 of 5

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2024
PFIZER INC.

By:    /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

ARENA PHARMACEUTICALS, INC.

By:    /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary